Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2024

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited

	As at March 31,	As at December 31,
	2024	2023
ASSETS

Current assets
Cash and cash equivalents (note 3)	$28,572,975	$34,931,778
Accounts receivable	153,975	142,745
Other receivables	163,131	137,127
Prepaid expenses	1,746,946	941,442
Total current assets	30,637,027	36,153,092

Non-current assets
Property and equipment (note 4)	300,006	337,058
Intangible assets (note 5)	189,247	210,358
Total assets	$31,126,280	$36,700,508

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$8,853,193	$8,041,485
Current portion of lease liability (note 6)	16,476	15,808
Derivative liability (note 7)	2,046,779	238,176
Total current liabilities	10,916,448	8,295,469

Non-current liabilities
Lease liability (note 6)	150,660	158,532
Total liabilities	11,067,108	8,454,001

Equity
Share capital (note 8)	151,091,556	148,519,136
Warrants (note 10)	3,517,867	3,517,867
Contributed surplus	17,206,183	18,786,306
Deficit	(151,756,434)	(142,576,802)
Total equity	20,059,172	28,246,507
Total equity and liabilities	$31,126,280	$36,700,508

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 5 and 12)

Subsequent events (note 9)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars) Unaudited

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2024	2023
Operating expenses (notes 9, 13, 14)
General and administration	5,082,552	3,658,440
Research and development	3,322,929	4,127,696
Loss before other income	(8,405,481)	(7,786,136)
Interest income	377,294	545,927
Gain on foreign exchange	628,935	76,792
Change in derivative liability (note 7)	(1,808,603)	74,081
Other income	28,223	-
Net loss and comprehensive loss for the period	$(9,179,632)	$(7,089,336)

Basic and diluted net loss per share (note 11)	$(0.14)	$(0.11)
Weighted average number of common shares outstanding	67,259,344	64,091,647

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) Unaudited

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2024	2023
Operating activities
Net loss and comprehensive loss for the period	$(9,179,632)	$(7,089,336)
Adjustments for:
Depreciation of property and equipment	40,512	37,094
Amortization of intangible assets	21,111	21,111
Share-based compensation	902,100	426,823
Change in derivative liability	1,808,603	(74,081)
Unrealized foreign exchange gain on cash	(491,097)	(2,760)
Accretion on lease liability	6,640	1,635
Shares for services	-	16,449
Changes in non-cash working capital items:
Accounts receivable	(11,230)	12,097
Other receivables	(26,004)	59,937
Prepaid expenses	(805,504)	(744,856)
Accounts payable and accrued liabilities	811,708	(2,610,896)
Net cash used in operating activities	(6,922,793)	(9,946,783)

Investing activities
Purchase of property and equipment	(3,460)	(44,138)
Net cash used in investing activities	(3,460)	(44,138)

Financing activities
Proceeds from stock options exercised	90,197	-
Payment of lease liability	(13,844)	(13,844)
Net cash provided by (used in) financing activities	76,353	(13,844)
Net change in cash and cash equivalents	(6,849,900)	(10,004,765)
Cash and cash equivalents, beginning of period	34,931,778	59,469,868
Impact of foreign exchange on cash and cash equivalents	491,097	2,760
Cash and cash equivalents, end of period	$28,572,975	$49,467,863

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588
Restricted share units exercised	50,000	70,500	-	(70,500)	-	-
Shares for services	5,000	16,449	-	-	-	16,449
Share-based compensation (note 9)	-	-	-	426,823	-	426,823
Net loss and comprehensive loss for the period	-	-	-	-	(7,089,336)	(7,089,336)
Balance, March 31, 2023	64,097,536	$147,632,348	$3,517,867	$15,943,155	$(121,537,846)	$45,555,524

Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Restricted share units exercised	1,531,429	1,830,736	-	(1,830,736)	-	-
Stock options exercised	100,000	90,197	-	-	-	90,197
Fair value of stock options exercised	-	46,905	-	(46,905)	-	-
Share-based compensation (note 9)	-	-	-	902,100	-	902,100
Performance share units exercised	1,300,000	604,582	-	(604,582)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(9,179,632)	(9,179,632)
Balance, March 31, 2024	68,283,708	$151,091,556	$3,517,867	$17,206,183	$(151,756,434)	$20,059,172

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation's lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX"). As a result, the Corporation's common shares commenced trading on that date on the TSX under the symbol "CRDL", and on May 12, 2021, warrants commenced trading under the symbol "CRDL.WT.A" (delisted on expiry subsequent to March 31, 2024). On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.	Material accounting policy information

Statement of compliance

The Corporation applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of May 14, 2024, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2023.

Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2024, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three months ended March 31, 2024 amounted to $377,294 (three months ended March 31, 2023 - $545,927).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2022	$200,319	$171,864	$237,248	$66,864	$112,290	$788,585
Additions	140,919	47,945	-	-	16,367	205,231
Balance, December 31, 2023	341,238	219,809	237,248	$66,864	$128,657	$993,816
Additions	-	-	-	-	3,460	3,460
Balance, March 31, 2024	$341,238	$219,809	$237,248	$66,864	$132,117	$997,276

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847
Depreciation for the year	53,091	36,761	50,840	6,627	16,592	163,911
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the period	15,996	6,607	12,710	1,325	3,874	40,512
Balance, March 31, 2024	$212,664	$138,329	$220,262	$41,680	$84,335	$697,270

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2023	$144,570	$88,087	$29,696	$26,509	$48,196	$337,058
Balance, March 31, 2024	$128,574	$81,480	$16,986	$25,184	$47,782	$300,006

5.	Intangible assets

Exclusive global
Cost	license agreement
Balance, December 31, 2022, December 31, 2023, and March 31, 2024	$767,228

Exclusive global
Accumulated Amortization	license agreement
Balance, December 31, 2022	$472,426
Amortization for the year	84,444
Balance, December 31, 2023	$556,870
Amortization for the period	21,111
Balance, March 31, 2024	$577,981

Exclusive global
Carrying Value	license agreement
Balance, December 31, 2023	$210,358
Balance, March 31, 2024	$189,247

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

5.	Intangible assets (continued)

Exclusive global agreement ("Meros License Agreement")

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. No milestone payments have been earned or made to date. Cardiol also agreed to pay Meros the following royalties:

(a)           5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b)           7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c)            3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

(d)           5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement. As of March 31, 2024, and the date of these financial statements, this condition has not been met.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

6.	Lease liability

Carrying Value
Balance, December 31, 2022	$72,871
Additions (i)	140,919
Repayments	(55,376)
Accretion	15,926
Balance, December 31, 2023	$174,340
Repayments	(13,844)
Accretion	6,640
Balance, March 31, 2024	$167,136
Current portion	16,476
Long-term portion	$150,660

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

7.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. As at March 31, 2024, the fair value of the derivative liability was $2,046,779 (December 31, 2023 - $238,176), resulting in an increase in the value of the derivative liability for the three months ended March 31, 2024 of $1,808,603 (three months ended March 31, 2023 - decrease in fair value of $74,081).

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2024		2023
Share price	USD$	1.81	USD$	0.49
Exercise price	USD$	3.75	USD$	3.75
Risk-free interest rate	4.20%			3.74%
Expected volatility	99%			97%
Expected life in years	0.60			1.60
Expected dividend yield	Nil			Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

8.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2022	64,042,536	$147,545,399
Shares for services (i)	5,000	16,449
Restricted share units exercised (note 9)	50,000	70,500
Balance, March 31, 2023	64,097,536	$147,632,348
Balance, December 31, 2023	65,352,279	$148,519,136
Restricted share units exercised (note 9)	1,531,429	1,830,736
Stock options exercised (note 9)	100,000	90,197
Fair value of stock options exercised (note 9)	-	46,905
Performance share units exercised (note 9)	1,300,000	604,582
Balance, March 31, 2024	68,283,708	$151,091,556

(i) During the three months ended March 31, 2023, the Corporation issued 5,000 common shares with a fair value of $3,550. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $12,899 related to vesting of previously issued shares.

c) 2022 At-The-Market ("ATM") Program

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the "Sales Agents") acting as co-agents in connection with the 2022 at-the-market offering program (the "2022 ATM Program"). Under the terms of the 2022 ATM Program, the Corporation could, from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at March 31, 2024, the 2022 ATM Program has expired with no shares having been issued under it.

9.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

During the three months ended March 31, 2024, the total expenses related to share-based compensation amounted to $902,100 (three months ended March 31, 2023 - $426,823). All outstanding awards are settleable with common shares and not cash.

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2022	1,968,476	$3.52
Expired	(775,976)	4.65
Balance, March 31, 2023	1,192,500	$2.79
Balance, December 31, 2023	1,732,500	$2.44
Issued	455,000	2.56
Expired	(110,000)	1.36
Exercised (i)	(100,000)	1.92
Balance, March 31, 2024	1,977,500	$2.61

(i) The weighted average share price on date of exercise was $2.22.

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Three Months
Ended
March 31,
2024
Fair value of stock options at grant date	$1.89
Share price	$2.83
Exercise price	$2.56
Risk-free interest rate	3.83%
Expected volatility	93%
Expected life in years	3.13
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

9.	Share-based payments (continued)

The following table reflects the actual stock options issued and outstanding as of March 31, 2024:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
February 23, 2025	3.54	0.90	20,000	20,000
April 10, 2025	0.75	1.03	25,000	-
August 19, 2025	2.12	1.39	100,000	100,000
August 30, 2025	5.00	1.42	80,000	80,000
April 1, 2026	5.77	2.00	60,000	60,000
September 10, 2026	1.32	2.45	75,000	25,000
November 29, 2026	2.38	2.67	250,000	-
December 8, 2026	3.59	2.69	325,000	216,667
January 11, 2027	2.18	2.78	220,000	146,667
March 1, 2027(i)	2.56	2.92	425,000	-
March 14, 2027	2.07	2.95	60,000	40,000
May 12, 2027	1.46	3.12	70,000	23,334
September 12, 2027	1.61	3.45	207,500	69,168
October 23, 2028	1.20	4.57	30,000	-
January 29, 2029	2.56	4.84	30,000	-
	2.61	2.72	1,977,500	780,836

(i) Subsequent to March 31, 2024, 75,000 unexercised options expired.

(b) Performance Share Units

The Corporation has 700,000 outstanding PSUs as at March 31, 2024 (March 31, 2023 - 600,000, December 31, 2023 - 2,000,000). Grants of PSUs require completion of certain performance criteria specific to each grant. These PSUs have an expiry date of December 31, 2024. As at March 31, 2024, nil PSUs were vested (exercisable).

During the three months ended March 31, 2024, 1,300,000 PSUs vested and were exercised by certain consultants of the Corporation for a total value of $604,582 (March 31, 2023 - nil PSUs vested and were redeemed for a total value of $nil). During the three months ended March 31, 2024, the weighted average share price on date of exercise was $1.54. Subsequent to March 31, 2024, 600,000 PSUs vested and were exercised.

(c) Restricted Share Units

The total outstanding RSUs at March 31, 2024 is 2,013,458 (March 31, 2023 - 2,262,963, December 31, 2023 - 3,544,887). Of the outstanding RSUs, 1,551,546 have fully vested as of March 31, 2024.

During the three months ended March 31, 2024, the Corporation granted nil RSUs. During the three months ended March 31, 2024, 1,531,429 RSUs were redeemed (March 31, 2023 - nil) and nil unvested RSUs expired. During the three months ended March 31, 2024, the weighted average share price on date of exercise was $1.53. Subsequent to March 31, 2024, 64,605 RSUs were redeemed.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

10.	Warrants

	Number of
	warrants	Amount
Balance, December 31, 2022 and March 31, 2023	11,628,178	$3,517,867
Balance, December 31, 2023 and March 31, 2024	11,628,178	$3,517,867

The following table reflects the actual warrants issued and outstanding as of March 31, 2024, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 5):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
May 12, 2024(2)	4.60	0.12	3,453,178
November 5, 2024(1)	5.08	0.60	8,175,000
	4.94	0.46	11,628,178

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the March 31, 2024 rate of 1.35. These warrants are classified as a derivative liability on the statement of financial position (see note 7).

(2) Subsequent to March 31, 2024, 3,453,178 warrants expired unexercised.

11.	Loss per share

For the three months ended March 31, 2024, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $9,179,632 (three months ended March 31, 2023 - $7,089,336) and the weighted average number of common shares outstanding of 67,259,344 (three months ended March 31, 2023 - 64,091,647). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

12.	Commitments

(i)  The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2024	$27,688	$25,923	$53,611
2025	55,376	51,846	107,222
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$239,962	$224,666	$464,628

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

12.	Commitments (continued)

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2024	$465,179

(iii)            Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2024	$458,176
2025	1,109,206
2026	12,708
Total	$1,580,090

13.	Other expenses

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023
Research and development expenses
Non-cash share-based compensation	53,344	97,405

General and administration expenses
Depreciation of property and equipment	40,512	37,094
Amortization of intangible assets	21,111	21,111
Non-cash share-based compensation	848,756	329,418

14.	Related party transactions

(a) The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $628,680 for the three months ended March 31, 2023 paid to a company previously related to a director. As at December 31, 2023, $416,792 was owed to this company and this amount was included in accounts payable and accrued liabilities.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Unaudited

14.	Related party transactions (continued)

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023
Salaries and benefits	$1,264,404	$1,170,030
Share-based payments	121,440	268,882
	$1,385,844	$1,438,912

As at March 31, 2024, $nil (December 31, 2023 - $nil) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.